Mail Stop 4561

July 12, 2006

Mr. Steven P. Grimes
Principal Financial Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re:**   **Inland Western Retail Real Estate Trust, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 000-51199**

Dear Mr. Grimes:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Steven Jacobs
Branch Chief